Arconic Inc.
390 Park Avenue
New York, NY 10022 USA

July 13, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention: Kevin Stertzel

Re:	Arconic Inc.

Form 10-K for the year ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the period ended March 31, 2018

Filed May 1, 2018

Form 8-K filed on April 30, 2018

File No. 001-03610

Dear Mr. Stertzel:

On behalf of Arconic Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 20, 2018 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2017 (the “2017 10-K”), filed by the Company on February 26, 2018; the Form 10-Q for the period ended March 31, 2018 (the “2018 Q1 10-Q”), filed by the Company on May 1, 2018; and the Form 8-K filed by the Company on April 30, 2018. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Form 10-K for the year ended December 31, 2017

Consolidated Financial Statements

A. Summary of Significant Accounting Policies - Goodwill, page 66

1.	We note you recorded a $719 million goodwill impairment charge related to the Arconic Forgings and Extrusions reporting unit (AFE) during the quarter ended December 31, 2017. Please address the following:

•	In your 2016 annual review of goodwill, we note you proceeded directly to the two-step quantitative impairment test for the AFE reporting unit and determined that its estimated fair value exceeded its carrying value, resulting in no impairment. Tell us the amount and/or percentage of headroom related to the AFE reporting unit based on your 2016 annual review. To the extent the estimated fair value did not substantially exceed the carrying value in 2016, explain why no additional disclosures were provided;

Response: The Company advises the Staff that during our 2016 annual review of goodwill for potential impairment, the AFE reporting unit’s fair value exceeded its carrying value by approximately $300 million, or 20%. As the fair value was considered substantially in excess of the carrying value, no additional disclosures were deemed necessary.

•	We note you use a discounted cash flow model to estimate the current fair value of your reporting units, which involves a number of significant assumptions and estimates, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. We also note your disclosure that the decrease in the AFE fair value in 2017 was primarily due to “unfavorable performance that is impacting operating margins and a higher discount rate due to an increase in the risk-free rate of return, while the carrying value increased compared to prior year.” Tell us the differences between the significant assumptions and estimates you used to determine the AFE fair value in your 2017 and 2016 annual reviews and explain the nature and amount of the increase in the carrying value. In addition, more fully explain the specific reasons for the unfavorable performance of this reporting unit and the specific time periods during which they occurred;

Response: Arconic reviews goodwill annually for impairment in the fourth quarter. Additionally, the Company analyzes its long-term view in conjunction with the annual budgeting process which occurs in the fourth quarter.  During this review for AFE, revenue forecasts in future years were revised downward in both aerospace and non-aerospace markets due to ramp-up delays or weakening demand for our products. Also, AFE began to face higher raw material costs which it is not able to pass along on certain customer contracts thereby decreasing its gross margin over time.

The changes in significant assumptions and estimates that were used to determine the AFE fair value in the 2017 discounted cash flow model (DCF) versus the 2016 DCF model were as follows:

1)	near-term sales growth was forecasted to decrease in the 2017 DCF model due to a decline in forecasted aerospace wide-body business and other non-aerospace business, and the slower ramp-up of a forgings production facility, which resulted in lower than projected share gains assumed in the 2016 DCF model;

2)	long-term sales growth rates (in 2020 and beyond) were forecasted to decrease from an average of 4.1% in the 2016 DCF model to 3.0% in the 2017 DCF model relative to the factors noted above;

3)	cost of goods sold excluding depreciation and amortization as a percentage of sales was forecasted to be an average 2.8% points higher in the 2017 DCF model due to: an increase in raw material costs that are not able to be contractually passed to the customer, consisting primarily of aluminum for which prices are highly cyclical and unpredictable, increasing 30% from the 2016 DCF model to the 2017 DCF model; and less favorable expected operating performance challenged by the slower ramp-up of a forgings production facility; and compounded by the lower than expected share gain on some high margin business in the latter half of 2017;

4)	capital expenditures as a percentage of sales, which are reviewed in conjunction with the annual budgeting process in the fourth quarter, were forecasted to be an average 0.5% points higher in the 2017 DCF model;

5)	working capital as a percentage of sales was forecasted to be 11.5% points higher in the 2017 DCF model due to a forecasted increase in receivables terms and higher inventory levels required to meet expected customer demand;

6)	the effective tax rate decreased 12% points in the 2017 DCF model as a result of the enactment of the Tax Cuts and Jobs Act of 2017 in December 2017; and

7)	the discount rate, which is updated in the fourth quarter for the annual goodwill impairment review, increased 94 basis points in the 2017 DCF model compared to the 2016 DCF model due to a 55 basis point increase in the risk free borrowing rate and a 110 basis point increase in the credit risk spread.

In addition, the carrying value of AFE increased by approximately $130 million in the 2017 DCF model primarily due to a decrease in accrued liabilities resulting from a decline in the fair value of a contingent earn-out from a 2014 acquisition.

While LME prices rose and ramp-up challenges continued throughout 2017, these events alone were not deemed triggering events for an impairment assessment, given that the review of financial performance of AFE throughout 2017 noted consistent revenue trends and positive operating and cash flow performance. These events, combined with other additional factors that became known in the latter half of the year, such as weakening demand for our products, declines in revenue forecasts, lower than expected share gains on some higher margin business, and changes in discount rate, carrying values and capital expenditures, resulted in the impairment in the fourth quarter.

•	Tell us what cautionary disclosures you provided in your exchange act filings prior to the FY 2017 Form 10-K regarding the potential for a material goodwill impairment charge at the AFE reporting unit. To the extent prior disclosures were not provided, explain why; and

•	Tell us what disclosures you have provided regarding the expected impact of unfavorable performance related to the AFE reporting unit based on the goodwill impairment.

Response: The Company advises the Staff that we believe that the disclosures set forth in our 2016 Form 10-K were responsive to the inherent sensitivities and uncertainties within our valuation models, and in particular, we noted the following:

On pages 58 and 59 of the Form 10-K, under the heading Critical Accounting Policies and Estimates in Management’s Discussion & Analysis, we disclosed the following:

Under the two-step quantitative impairment test, the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. Arconic uses a discounted cash flow (DCF) model to estimate the current fair value of its reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of such fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, production costs, tax rates, capital spending, discount rate, and working capital changes. Most of these assumptions vary significantly among the reporting units. Cash flow forecasts are generally based on approved business unit operating plans for the early years and historical relationships in later years. The betas used in calculating the individual reporting units’ WACC rate are estimated for each business with the assistance of valuation experts.

Also, in Item 1A. Risk Factors (pages 18 and 19) we disclosed the following regarding the potential decline in performance of the Company including AFE:

The markets for Arconic’s products are highly cyclical and are influenced by a number of factors, including global economic conditions.

Arconic is subject to cyclical fluctuations in global economic conditions and lightweight metals end-use markets. Arconic sells many products to industries that are cyclical, such as the aerospace, automotive, and commercial construction and transportation industries, and the demand for its products is sensitive to, and quickly impacted by, demand for the finished goods manufactured by its customers in these industries, which may change as a result of changes in regional or worldwide economies, currency exchange rates, energy prices or other factors beyond its control.

In particular, Arconic derives a significant portion of its revenue from products sold to the aerospace industry, which can be highly cyclical and reflective of changes in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. The U.S. and international commercial aviation industries may face challenges arising from competitive pressures and fuel costs. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of U.S., regional and world economies, the ability of aircraft purchasers to obtain required financing and numerous other factors including the effects of terrorism, health and safety concerns, environmental constraints imposed upon aircraft operators, the retirement of older aircraft, and technological improvements to new engines. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, the retirement of older aircraft, and technological improvements to new engines.

While Arconic believes that the long-term prospects for its products are positive, the Company is unable to predict the future course of industry variables, the strength of the U.S., regional or global economies, or the effects of government intervention. Negative economic conditions, such as a major economic downturn, a prolonged recovery period, or disruptions in the financial markets, could have a material adverse effect on Arconic’s business, financial condition or results of operations.

Arconic’s business could be adversely affected by increases in the cost of aluminum.

Arconic derives a significant portion of its revenue from aluminum-based products. The price of primary aluminum has historically been subject to significant cyclical price fluctuations and the timing of changes in the market price of aluminum is largely unpredictable. Although the Company’s pricing of products is generally intended to pass the risk of metal price fluctuations on to the Company’s customers, Arconic may not be able to pass on the entire cost of increases to its customers and there can be a potential time lag on certain products between increases in costs for aluminum and the point when the Company can implement a corresponding increase in price to its customers. As a result, Arconic may be exposed to such price fluctuations during the time lag. If this occurs, it could have a material adverse effect on Arconic’s financial position, results of operations and cash flows.

Additionally, in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading Review of 2016 Operating Results and 2017 Outlook, on page 38 we disclosed the following:

In aerospace, it is anticipated that the favorable impact of share gains on new platforms and engines will be somewhat offset by airframe destocking, supply chain risks, and engine ramp-up challenges that are expected to continue throughout 2017.

Also, in that same section, on pages 46 and 47, the Company provided the following disclosure within the Engineered Products and Solutions segment:

In 2017, demand in the commercial aerospace end market is expected to remain strong, driven by the ramp up of new aerospace engine platforms, somewhat offset by continued customer destocking and engine ramp-up challenges. Demand in the defense end market is expected to grow due to the continuing ramp-up of certain aerospace programs. Additionally, net productivity improvements are anticipated while pricing pressure across all markets is likely to continue.

We assessed the financial performance of the AFE reporting unit throughout 2017 including forecast to actual comparisons and noted consistent revenue trends and positive operating and cash flow performance, thus there were no indicators of impairment present prior to the fourth quarter of 2017.

2.	In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:

•	The percentage by which fair value exceeded carrying value at the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of key assumptions used and how they were determined;

•	A discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

Response: The Company advises the Staff that for each of its reporting units that were quantitatively tested for impairment in the fourth quarter of 2017, the estimated fair value substantially exceeded the carrying value, with excess fair value of greater than 55% for each reporting unit. The Company will revise future filings to reflect that the fair values are substantially in excess of carrying values, as applicable.

The Company respectfully advises the Staff that in future filings, to the extent that we determine that any of our reporting units have fair values that are not substantially in excess of their respective carrying values, we will disclose: the percentage by which fair value exceeded carrying value at the date of the most recent test; the amount of goodwill allocated to the reporting unit; a description of key assumptions used and how they were determined; a discussion of the degree of uncertainty associated with key assumptions and a sensitivity analysis of the impact of changes in key assumptions; and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

Form 10-Q for the period ended March 31, 2018

Consolidated Financial Statements

A. Basis of Presentation, page 7

3.	We note your disclosure that "In January 2018, management changed the organizational structure of the businesses in its Engineered Products and Solutions (EP&S) segment, from four business units to three business units, with a focus on aligning its internal structure to core markets and customers and reducing cost." We also note that your CEO made a statement during your most recent earnings call that the three EP&S business unit Presidents now report directly to him. Based on these changes, please address the following:

•	If you concluded that these three business units are not operating segments, fully explain to us how you made that determination; and

•	If you concluded that these three business units are operating segments, demonstrate to us how you determined that aggregating these operating segments into one reportable segment is appropriate.

Response: The Company advises the Staff that for the first quarter of 2018 and prior periods, the Company continued to be managed based on its reporting segments, consisting of Engineered Products and Solutions (EP&S), Global Rolled Products (GRP), and Transportation and Construction Solutions (TCS). These reporting segments are referred to internally as Groups, and each Group is managed by a Group President. The Company’s business units report up through its Group Presidents who report to the CEO. The variable compensation of the Group Presidents is based on the combined performance of the business units within their Group. The CEO is the Chief Operating Decision Maker, and he regularly reviews reports of financial results and makes capital decisions at the reporting segment level.

The decision in April 2018 by the CEO to have the EP&S business units report directly to him is considered temporary, as he continues to learn more about the Company, evaluate the operations, and carry out an ongoing strategy and portfolio review since his start in January 2018. The EP&S segment is substantially more complex than GRP and TCS in terms of the number of operating locations, the recent acquisitions made over the last four years, and the level of integration into the Company’s enterprise business system. The Company’s internal reporting, including financial reports to the CEO to assist in managing the business as well as reports to our Board of Directors, and its external reporting to investors, analysts and the SEC continue to be on the basis of the three reporting segments of EP&S, GRP and TCS. The EP&S Group organizational structure remains in place and variable compensation for all employees within EP&S continues to be based on Group results and not based on the individual business unit results. The Company will continue to evaluate its reporting segments to determine if changes are warranted in the future.

Form 8-K filed on April 30, 2018

Free Cash Flow, page 12

4.	Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures). Please see Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations and revise the title of the non-GAAP measure you present.

Response: The Company advises the Staff that we will revise future filings to reflect our computation of free cash flow using the title “Adjusted Free Cash Flow” rather than “Free Cash Flow.”

If you have any questions with respect to the foregoing, please contact me at (212) 836-2707 or Paul Myron, Vice President and Controller, at (412) 553-4360.

Sincerely,

/s/ Ken Giacobbe
Ken Giacobbe
Executive Vice President and
Chief Financial Officer